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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                               (Amendment No. 4 )*





                             BLYTH INDUSTRIES, INC.
                                (Name of Issuer)
-------------------------------------------------------------------------------


                    Common Stock - par value $0.02 per share
                         (Title of Class of Securities)
-------------------------------------------------------------------------------


                                    09643P108
                                 (CUSIP Number)
                        ---------------------------------



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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [ ]     Rule 13d-1(b)
                             [ ]     Rule 13d-1(c)
                             [X]     Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 9 Pages





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CUSIP No. 09643P108                13G                        Page 2 of 9 Pages

-------------------------------------------------------------------------------
  (1) Name of Reporting Person
      S.S or I.R.S. Identification No. of Above Person
      Robert B. Goergen
-------------------------------------------------------------------------------
  (2) Check the Appropriate Box if a Member of a Group*    (a)  / /
                                                           (b)  /x/
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  (3) SEC Use Only

-------------------------------------------------------------------------------
  (4) Citizenship or Place of Organization
      United States
-------------------------------------------------------------------------------
  Number of                   (5) Sole Voting Power
  Shares                          13,382,783
  Beneficially               --------------------------------------------------
  Owned By                    (6) Shared Voting Power
  Each                            74,997
  Reporting                  --------------------------------------------------
  Person                      (7) Sole Dispositive Power
  With                            13,382,783
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  74,997
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person    13,457,780

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9)                 /x/
     Excludes Certain Shares* Excludes 422,280 shares as to which Mr. Goergen disclaims beneficial ownership.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)          27.3%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*      IN

-------------------------------------------------------------------------------

-------------------
* SEE INSTRUCTION BEFORE FILLING OUT!


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 CUSIP No. 09643P108                 13G                      Page 3 of 9 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
        Pamela M. Goergen
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*       (a) / /
                                                             (b) /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
                              (5) Sole Voting Power
 Number of                            422,280
 Shares                      --------------------------------------------------
 Beneficially                 (6) Shared Voting Power
 Owned By                             - 0 -
 Each Reporting              --------------------------------------------------
 Person                       (7) Sole Dispositive Power
 With                                 422,280
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                       - 0 -
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person    422,280

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9)                     /x/
     Excludes Certain Shares* Excludes an aggregate of 13,027,969 shares as to which Mrs. Goergen disclaims beneficial ownership.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)     0.9%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*   IN

-------------------------------------------------------------------------------

-------------------
* SEE INSTRUCTION BEFORE FILLING OUT!


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 CUSIP No. 09643P108                   13G                    Page 4 of 9 Pages
-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
            The Goergen Foundation, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*          (a) / /
                                                                (b) /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
         Connecticut
-------------------------------------------------------------------------------
 Number of                    (5) Sole Voting Power
 Shares                               - 0 -
 Beneficially                --------------------------------------------------
 Owned By                     (6) Shared Voting Power
 Each                                 354,814
 Reporting                   --------------------------------------------------
 Person                       (7) Sole Dispositive Power
 With                                   - 0 -
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                       354,814
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person    354,814

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9)                  / /
     Excludes Certain Shares*
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)     0.7%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*   CO

-------------------------------------------------------------------------------

-------------------
* SEE INSTRUCTION BEFORE FILLING OUT!


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 CUSIP No. 09643P108                 13G                      Page 5 of 9 Pages
-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
          Trust FBO Alice B. McCool (Robert B. Goergen & Dennis P. Goergen, co-trustees)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*             (a) / /
                                                                   (b) /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
          Florida
-------------------------------------------------------------------------------
 Number of                    (5) Sole Voting Power
 Shares                               - 0 -
 Beneficially                --------------------------------------------------
 Owned By                     (6) Shared Voting Power
 Each                                 74,997
 Reporting                   --------------------------------------------------
 Person                       (7) Sole Dispositive Power
 With                                 - 0 -
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                     74,997
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person    74,997

-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9)             / /
     Excludes Certain Shares*
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)    0.2%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*   OO

-------------------------------------------------------------------------------

-------------------
* SEE INSTRUCTION BEFORE FILLING OUT!


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Page 6 of 9 Pages




                         AMENDMENT NO. 4 TO SCHEDULE 13G

                                       FOR

                             BLYTH INDUSTRIES, INC.



         The Schedule 13G (as heretofore amended, the "Schedule 13G"), dated February 3, 1995, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc., Ropart Inc. and the Trust, dated December 18, 1989, for the benefit of Alice B. McCool, as amended by Amendments Nos. 1, 2 and 3 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth Industries, Inc., a Delaware corporation (the "Issuer"), is hereby amended as follows:

Item 4 is hereby amended in its entirety as set forth below:

Item 4   OWNERSHIP:

         The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 49,187,376 shares outstanding as of November 30, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998.

(a), (b) As of December 31, 1998:

         (i) (A) Mr. Goergen owned directly 13,027,969 shares of Common Stock (of which 493,503 shares were held directly by Mr. Goergen and of which 12,534,466 shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 26.5% of the outstanding shares of Common Stock.

                           (B) Mrs. Goergen owned directly 416,280 shares of Common Stock (all of which 416,280 shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held currently exercisable directors' stock options issued by the Company to purchase an aggregate of 6,000 shares of Common Stock, representing, in the aggregate, 422,280 shares, or 0.9% of the outstanding shares of Common Stock.

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Page 7 of 9 Pages

                           (C) The Foundation owned directly 354,814 shares of Common Stock or 0.7% of the outstanding shares of Common Stock.

                           (D) The Trust owned directly 74,997 shares of Common Stock or 0.2% of the outstanding shares of Common Stock.

         (ii) (A) Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own indirectly the 422,280 shares of Common Stock beneficially owned by Mrs. Goergen.

                           (B) Mr. Goergen is the President, a member of the Board of Directors of, and the sole investment manager of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 354,814 shares of Common Stock held by the Foundation.

                           (C) Mr. Goergen is a co-trustee of the Trust and, pursuant to Rule 13d-3, may be deemed to beneficially own the 74,997 shares of Common Stock held by the Trust.

                           As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 13,880,060 shares of Common Stock, or 28.2% of the outstanding shares of Common Stock. Mr. Goergen disclaims beneficial ownership of the 422,280 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

         (iii) (A) Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 13,027,969 shares of Common Stock held by Mr. Goergen.

                           As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 13,450,249 shares of Common Stock, or 27.3% of the outstanding shares of Common Stock. Mrs. Goergen disclaims beneficial ownership of the 13,027,969 shares of Common Stock held by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial


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Page 8 of 9 Pages

                           owner of such Shares.

(c)      (i)               Mr. Goergen has the sole power to vote and dispose
                           of, or to direct the voting and disposition of, the aggregate of 13,382,783 shares of Common Stock held by the Foundation and him. Mr. Goergen has the shared power to vote or dispose of, or to direct the voting and disposition of, the aggregate of 74,997 shares of Common Stock held by the Trust.

         (ii) Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 422,280 shares of Common Stock beneficially owned by her.

         (iii)             The Foundation has the shared power (with Mr.
                           Goergen) to vote and dispose of, or to direct the voting and disposition of, the 354,814 shares of Common Stock held by it.

         (iv) The Trust has the shared power (with Mr. Goergen) to vote and dispose of, or to direct the voting and disposition of, the 74,997 shares of Common Stock held by it.



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Page 9 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 1999

                                          /s/ Robert B. Goergen
                                       ---------------------------
                                       Robert B. Goergen



                                          /s/ Pamela M. Goergen
                                       ---------------------------
                                       Pamela M. Goergen



                                       THE GOERGEN FOUNDATION, INC.



                                       By:  /s/ Robert B. Goergen
                                          ---------------------------
                                          Name:   Robert B. Goergen
                                          Title:  President

                                       TRUST FOR THE BENEFIT OF ALICE B. McCOOL


                                       By:  /s/ Robert B. Goergen
                                          ---------------------------
                                          Name:   Robert B. Goergen
                                          Title:  Co-Trustee